Exhibit 99.2

August 27, 2007
Dear Friends and Colleagues:
I am pleased to have this opportunity to welcome you to the Acer Group. As you probably know, this morning we announced the proposed acquisition of Gateway by Acer. Over the last few weeks, the Acer and Gateway teams have spent a remarkable amount of time working towards this announcement. We believe that Gateway’s strengths truly complement Acer’s existing business. Together, we will solidify our leading position in the PC market and build an even stronger platform for future growth and worldwide market leadership. The acquisition of Gateway is the most important and strategic international transaction we have undertaken in recent times.
Acer is a Taiwan headquartered leading global PC OEM with sales of over US$11 billion in 2006 and a market capitalization of over US$4.5 billion. In addition to our strengths in Europe and Asia, this acquisition will complete Acer’s global footprint with a leading presence in the US. A combination with Gateway will bring together our great brands, channel strengths, technologies, and, most importantly, people to create a truly distinctive and global organization. With this combination, we will leverage our unique strengths to realize our goal of becoming the top PC player globally and provide customers with a wide range of innovative products and quality service.
While we hope you share and support our enthusiasm with regards to this landscape-changing combination, we understand that you will undoubtedly have a number of questions regarding the future structure of our organization. We hope to address all of your queries in the coming days and weeks. Please rest assured that we view the employees of Gateway as its number one asset. At all times, senior management of both firms welcome any suggestions and comments you may have that will help us to ensure a smooth transition and to build an energetic and collegial workplace going forward as a combined company.
In the coming weeks, you will continue to receive additional information that will gradually address your concerns. Also, Acer management will meet many of you in person to explain why we believe this combination will be highly successful. There is a great deal of work that needs to be done in the coming months in order for this merger to be a success. However, I believe this is a tremendous opportunity for us all, and I am extremely excited about what we can and will accomplish together.
Best Regards,

JT Wang	Gianfranco Lanci
Chairman and CEO	President

August 27, 2007
Legend
THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF GATEWAY’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ACER INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, GATEWAY STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, GATEWAY STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ACER.